UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 23, 2024

(Date of Report (Date of earliest event reported))

Investment Grade R.E. Income Fund, LP

(Exact name of registrant as specified in its charter)

Delaware	84-3342617
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

831 State Street, Suite 280, Santa Barbara, California	93101
(Address of principal executive offices)	(Zip code)

(805) 690-5389.

(Registrant’s telephone number, including area code)

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Investment Grade R.E. Income Fund, LP (the “Fund”) is filing this Current Report on Form 1-U to disclose a change in the management of the Fund’s General Partner, IGRE Capital Holdings, LLC (the “General Partner”).

On February 24, 2024, William Levy, one of the Managers of the General Partner and the Fund’s Principal Executive Officer passed away. Mr. Levy was the founder of the Fund and the Manager of the General Partner since their inception in 2019 and worked in the commercial real estate industry for the past 46 years. The Fund is extremely grateful for Mr. Levy’s dedication to the Fund and his service as a Manager of the General Partner.

Laura Levy will now serve as the Principal Executive Officer of the Fund. Ms. Levy has been the Director of Business Operations of the General Partner since September 2019 and the Director of Business Operations of the Fund since January 2019. She has also served as the Director of Business Operations of WLI Investments since January 1995 and continuing through the present. Ms. Levy has a Bachelor’s of Business Administration from San Jose State University. Ms. Levy has been a Manager of the General Partner since February 23, 2024.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Investment Grade R.E. Income und, LP

By: IGRE Capital Holdings, LLC, its General Partner

By:	/s/ Laura Levy
Name:	Laura Levy
Title:	Manager of IGRE Capital Holdings, LLC
Date:	February 29, 2024